SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LOS ANGELES SYNDICATE OF TECHNOLOGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07263C  100

(CUSIP Number)

James Jago
137 Bay St. #1
Santa Monica CA 90405
702-943-0330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 643611-10-6

CUSIP No. 07263C 100
1		name of reporting person James Jago
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* PF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization USA
number of shares beneficially owned by each reporting person with	7	sole voting power 1,200,000
	8	shared voting power -0-
	9	sole dispositive power 1,200,000
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 1,200,000
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 10.2%
14		type of reporting person* IN/HC

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $.001 par value per share (the “Stock”), of Los Angeles Syndicate of Technology, Inc., a Nevada corporation (the “Issuer”, formerly “Bay Street Capital, Inc.”). The principal executive offices of the Issuer are located 3651 Lindell Road, Suite D #145, Las Vegas, Nevada 89103.

ITEM 2. IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Mr.Jago(the “Reporting Person”): Mr. Jago’s principal address is 137 Bay Street #1, Santa Monica, CA 90405.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Jago used personal funds to acquire 550,000 newly issued securities of the Issuer pursuant to the terms of that certain Stock Purchase Agreement, dated September 27th, 2010 by and between the Issuer and the Reporting Person (the “Purchase Agreement”) and used personal funds to acquire 650,000 securities pursuant to that certain Stock Purchase Agreement dated February 12, 2011.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the above detailed transactions was the acquisition of securities of the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on February 12, 2011, Mr. Jago is the beneficial owner of 1,200,000 shares of the Stock, which constitutes approximately 10% of the Outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 15, 2011

By:/s/ James Jago